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                          February 18, 2022

       Mark Dybul
       Chief Executive Officer
       Enochian Biosciences Inc.
       2080 Century Park East, Suite 906
       Los Angeles, CA 90067

                                                        Re: Enochian
Biosciences Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 11,
2022
                                                            File No. 333-262673

       Dear Mr. Dybul:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Clayton E. Parker, Esq.